SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 6)

                    Under the Securities Exchange Act of 1934

                         HALO TECHNOLOGY HOLDINGS, INC.

                                (Name of Issuer)

                        COMMON STOCK, $0.00001 PAR VALUE

                         (Title of Class of Securities)

                                    40637E106
                                    ---------

                                 (CUSIP Number)

                                  Adam Blonsky
                        c/o Crestview Capital Master, LLC
                            95 Revere Drive, Suite A
                              Northbrook, IL 60062
                                 (847) 559-0060


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 26, 2007

             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 40637E106               13D                         Page 2 of 7 Pages

-------------------------------------------------------------------------------
    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

       Crestview Capital Master, LLC

-------------------------------------------------------------------------------
    2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   |-|
            (b)   |X|

-------------------------------------------------------------------------------
    3. SEC Use Only

-------------------------------------------------------------------------------
    4. Source of Funds (See Instructions)

       OO

-------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)    |_|

-------------------------------------------------------------------------------
    6. Citizenship or Place of Organization

       Delaware

-------------------------------------------------------------------------------
                  7.   Sole Voting Power
Number of              0
Shares            -------------------------------------------------------------
Beneficially      8.   Shared Voting Power
Owned by               8,816,413 (See Item 5)
Each              -------------------------------------------------------------
Reporting         9.   Sole Dispositive Power
Person With            0
-------------------------------------------------------------------------------
                  10.  Shared Dispositive Power
                       8,816,413 (See Item 5)
-------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person

        8,816,413 (See Item 5)
-------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) |_|
-------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11)

        25.4%*
-------------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions)

        OO


* Based upon 34,723,185 issued and outstanding shares of Common Stock, calculated as the sum of (i) 30,723,185 issued and outstanding shares of Common Stock as of February 1, 2007, as reported in the Issuer's Form 10-QSB for the fiscal quarter ended December 31, 2006 and filed on February 14, 2007 with the Securities and Exchange Commission, and (ii) 4,000,000 shares of Common Stock underlying the currently-convertible Subordinated Secured Promissory Note held by Crestview Capital Master, LLC.

Cusip No. 40637E106               13D                         Page 3 of 7 Pages

-------------------------------------------------------------------------------
    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

       Crestview Capital Partners, LLC

-------------------------------------------------------------------------------
    2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   |-|
            (b)   |X|

-------------------------------------------------------------------------------
    3. SEC Use Only

-------------------------------------------------------------------------------
    4. Source of Funds (See Instructions)

       OO

-------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)    |X|

-------------------------------------------------------------------------------
    6. Citizenship or Place of Organization

       Illinois

-------------------------------------------------------------------------------
                  7.   Sole Voting Power
Number of              0
Shares            -------------------------------------------------------------
Beneficially      8.   Shared Voting Power
Owned by               8,816,413 (See Item 5)
Each              -------------------------------------------------------------
Reporting         9.   Sole Dispositive Power
Person With            0
-------------------------------------------------------------------------------
                  10.  Shared Dispositive Power
                       8,816,413 (See Item 5)
-------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person

        8,816,413 (See Item 5)
-------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) |_|
-------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11)

        25.4%*
-------------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions)

        OO


* Based upon 34,723,185 issued and outstanding shares of Common Stock, calculated as the sum of (i) 30,723,185 issued and outstanding shares of Common Stock as of February 1, 2007, as reported in the Issuer's Form 10-QSB for the fiscal quarter ended December 31, 2006 and filed on February 14, 2007 with the Securities and Exchange Commission, and (ii) 4,000,000 shares of Common Stock underlying the currently-convertible Subordinated Secured Promissory Note held by Crestview Capital Master, LLC.

Cusip No. 40637E106               13D                         Page 4 of 7 Pages

This Amendment No. 6 ("Amendment No. 6") is being filed jointly by Crestview Capital Master, LLC ("Crestview") and Crestview Capital Partners, LLC ("Crestview Partners") (each, a "Reporting Person" and, collectively, the "Reporting Persons") and amends the Schedule 13D filed by the Reporting Persons on March 23, 2006, as amended by Amendment No. 1 thereto filed on March 23, 2006, as amended by Amendment No. 2 thereto filed on July 24, 2006, as amended by Amendment No. 3 thereto filed on July 28, 2006, as amended by Amendment No. 4 thereto filed on August 11, 2006, as amended by Amendment No. 5 thereto filed on December 20, 2006 (collectively, the "Schedule 13D").

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by each of the Reporting Persons. While the Reporting Persons may be deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act, each of the Reporting Persons hereby disclaims the existence and membership in a "group" and disclaims beneficial ownership of shares of Common Stock beneficially owned by all other Reporting Persons. As reported in Item 5 hereof, each of Messrs. Flink, Hoyt and Warsh may be deemed to have beneficial ownership of the shares of Common Stock reported hereby, although each disclaims such beneficial ownership.

(b) The business address for each Reporting Person, and for each of Messrs. Flink, Hoyt and Warsh, is c/o Crestview Capital Funds, 95 Revere Drive, Suite A, Northbrook, Illinois 60062.

(c) The principal business of each Reporting Person is purchasing, selling, trading and investing in securities, and the principal business of each of Messrs. Flink, Hoyt and Warsh is working for Crestview.

(d) No Reporting Person, and none of Messrs. Flink, Hoyt or Warsh, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Except as set forth below, no Reporting Person, and none of Messrs. Flink, Hoyt or Warsh, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On February 26, 2007, the Securities and Exchange Commission (the "SEC") filed a civil complaint against Crestview Partners and Mr. Flink alleging that they made a materially false representation in relation to each of two registered direct offerings in 2003 and 2004 by entering into subscription agreements containing a representation that Crestview-related funds had not engaged in short sales of the securities being offered during the ten days prior to signing of the subscription document even though such Crestview-related funds had in fact engaged in such short sales. Without admitting or denying the allegations in the SEC's complaint, Crestview Partners and Mr. Flink agreed to settle this matter. As a result, a final judgment was entered by the court on February 26, 2007, permanently enjoining Crestview Partners and Mr. Flink from violating Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. Crestview agreed to pay $197,320 in disgorgement of profits and a civil penalty in the same amount, plus interest, and Mr. Flink agreed to pay a civil penalty in the amount of $120,000. Crestview Partners also agreed to retain an independent consultant to monitor Crestview Partners' compliance procedures and to report to the staff of the SEC with respect thereto. The SEC did not seek or impose any administrative bars or suspensions against Crestview or Mr. Flink.

(f) Crestview is a Delaware limited liability company. Crestview Partners is an Illinois limited liability company. Each of Messrs. Flink, Hoyt and Warsh is a United States citizen.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by adding the following:

The Reporting Persons are actively monitoring their investment in the Issuer. To this end, representatives of the Reporting Persons met with the Company's Chief Executive Officer and Chairman and the Company's Director of M&A and Business Development on March 20, 2007, and also engaged in discussions with another of the Issuer's interest holders on March 23, 2007. While the Reporting Persons have made no decision to take, or to propose, any specific future actions with respect to the Issuer or their investment therein, and have no specific plan with respect thereto, the Reporting Persons reserve the right to propose or take any or all of the actions specified in (a)-(j) of Item 4 of Schedule 13D and to continue to communicate, and to discuss their views, with representatives of the Issuer and other interest holders of the Issuer.

Cusip No. 40637E106               13D                         Page 5 of 7 Pages


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) As of the date hereof, Crestview (i) owns 4,816,413 shares of Common Stock and (ii) holds a Subordinated Secured Promissory Note of the Company which is convertible into 4,000,000 shares of Common Stock. Accordingly, Crestview may be deemed to be the beneficial owner of an aggregate of 8,816,413 shares of Common Stock, representing approximately 25.4% of the total number of issued and outstanding shares of Common Stock. The calculation of the foregoing percentage is based upon 34,723,185 issued and outstanding shares of Common Stock, calculated as the sum of (i) 30,723,185 issued and outstanding shares of Common Stock as of February 1, 2007, as reported in the Issuer's Form 10-QSB for the fiscal quarter ended December 31, 2006 and filed on February 14, 2007 with the Securities and Exchange Commission, and (ii) 4,000,000 shares of Common Stock underlying the currently-convertible Subordinated Secured Promissory Note held by Crestview.

Crestview Partners is the sole manager of Crestview, and as such has the power to vote and to dispose of investments owned by Crestview, including the Common Stock, and thus may also be deemed to beneficially own the above-described shares of Common Stock owned by Crestview.

Currently, Stewart Flink, Robert Hoyt and Daniel Warsh are the managers of Crestview Partners, and as such may be deemed to share the power to vote and to dispose of investments benefically owned by Crestview Partners, including the Common Stock. As a result, each of Messrs. Flink, Hoyt and Warsh may also be deemed to beneficially own the above-described shares of Common Stock held by Crestview and Crestview Partners; however, each disclaims beneficial ownership of such shares of Common Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this
Schedule 13D, and any amendment or amendments hereto. Reference is made to Items 3 and 5 of this Schedule 13D, which are incorporated by reference herein, for a description of the contracts and arrangements between Crestview and the Company, and of the relationships between the Reporting Persons.

On or about October 11, 2006, Crestview entered into an Intercreditor and Subordination Agreement (the "Intercreditor Agreement") with the Company, CAMOFI Master LDC ("CAMOFI") and Vision Opportunity Master Fund, Ltd. ("Vision"), pursuant to which Vision agreed that the notes being issued to it by the Company would be subordinate and junior in right of payment to all senior obligations owed by the Company to Crestview and CAMOFI under the existing subordinated notes purchased by the Crestview and CAMOFI under that certain Subordinated Note and Warrant Purchase Agreement dated January 31, 2005 (the "Subordinated Notes"). Crestview also entered into a letter agreement (the "Letter Agreement") with the Company, CAMOFI, Vision and Fortress Credit Corp., as agent, pursuant to which Crestview, the Company, CAMOFI and Vision agreed not to amend or modify the Intercreditor Agreement without the prior written consent of Fortress.

Also on or about October 11, 2006, Crestview, the Company and CAMOFI entered into a Consent Agreement (the "Consent Agreement") pursuant to which Crestview and CAMOFI consented to the offering of notes and warrants by the Company to Vision and other investors, and certain related transactions, in consideration of: (i) the Company reducing the "Conversion Price" set forth in the Subordinated Notes held by Crestview and CAMOFI from $1.00 to $0.68, and (ii) the Company reducing the "Warrant Price" set forth in the existing warrants held by Crestview and CAMOFI from $1.25 to $0.68.

The preceding summaries of the terms of the Intercreditor Agreement, the Letter Agreement and the Consent Agreement are qualified in their entireties by reference to the detailed provisions of such agreements, copies of which are incorporated herein by reference.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 99.1 Joint Filing Agreement, dated as of March 21, 2006, between the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on March 23, 2006).

Exhibit 99.2      Subordinated Secured Promissory Note issued January 31,
                  2005 by the Company (incorporated by reference to Exhibit 4.06 to the Current Report on Form 8-K filed by the Company on February 4, 2005).

Exhibit 99.3 Convertible Promissory Note issued January 31, 2005 by the Company (incorporated by reference to Exhibit

Cusip No. 40637E106               13D                         Page 6 of 7 Pages


                  4.08 to the Current Report on Form 8-K filed by the Company on February 4, 2005).

Exhibit 99.4 Warrant issued January 31, 2005 by the Company (incorporated by reference to Exhibit 4.07 to the Current Report on Form 8-K filed by the Company on February 4, 2005).

Exhibit 99.5 Subordinated Note and Warrant Purchase Agreement, dated as of January 31, 2005, by and among the Company, Crestview Master and the other purchasers identified therein (incorporated by reference to Exhibit 10.39 to the Current Report on Form 8-K filed by the Company on February 4, 2005).

Exhibit 99.6      Series C Subscription Agreement, dated as of January 31,
                  2005, by and among the Company, Crestview Master and the other investors identified therein (incorporated by reference to Exhibit 10.36 to the Current Report on Form 8-K filed by the Company on February 4, 2005).

Exhibit 99.7 Amendment, Consent and Waiver, executed as of August 2, 2005, by Crestview Master (filed herewith).

Exhibit 99.8 Intercreditor and Subordination Agreement by and among the Company, the subsidiaries of the Company listed therein, the Senior Lenders identified therein, Crestview Master and the other Subordinated Noteholders identified therein, and Fortress Credit Corp. as Collateral Agent, dated as of August 2, 2005 (incorporated by reference to Exhibit 10.77 to the Current Report on Form 8-K/A filed by the Company on August 16, 2005).

Exhibit 99.9 Halo Technology Holdings Series C Preferred Stockholders' Consent Agreement, effective as of May 15, 2006 (incorporated by reference to Exhibit 10.122 to the Current Report on Form 8-K filed by the Company on May 19, 2006).

Exhibit 99.10 Intercreditor and Subordination Agreement by and among the Company, the subsidiaries of the Company listed therein, the Senior Lenders identified therein, and Crestview Master and the other Subordinated Noteholders identified therein, dated as of October 12, 2006 (incorporated by reference to Exhibit 10.136 to the Current Report on Form 8-K filed by the Company on October 13, 2006).

Exhibit 99.11 Letter Agreement, entered into as of October 12, 2006, by Crestview Master and the other parties identified therein (incorporated by reference to Exhibit 10.137 to the Current Report on Form 8-K filed by the Company on October 13, 2006).

Exhibit 99.12 Consent Agreement, entered into as of October 12, 2006, by Crestview Master and the other Subordinated Noteholders identified therein (incorporated by reference to Exhibit
                  10.138 to the Current Report on Form 8-K filed by the Company on October 13, 2006).

Cusip No. 40637E106               13D                         Page 7 of 7 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2007

                               CRESTVIEW CAPITAL MASTER, LLC

                               By: CRESTVIEW CAPITAL PARTNERS, LLC, its sole Manager

                               By:   /s/ Stewart Flink

                                     ------------------------------------------
                                     Name:  Stewart Flink
                                          -------------------------------------
                                     Title: Manager


                               CRESTVIEW CAPITAL PARTNERS, LLC

                               By:   /s/ Stewart Flink
                                     ------------------------------------------
                                     Name:  Stewart Flink
                                          -------------------------------------
                                     Title: Manager

                                  EXHIBIT INDEX


Exhibit 99.1 Joint Filing Agreement, dated as of March 21, 2006, between the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on March 23, 2006).

Exhibit 99.2      Subordinated Secured Promissory Note issued January 31,
                  2005 by the Company (incorporated by reference to Exhibit 4.06 to the Current Report on Form 8-K filed by the Company on February 4, 2005).

Exhibit 99.3 Convertible Promissory Note issued January 31, 2005 by the Company (incorporated by reference to Exhibit 4.08 to the Current Report on Form 8-K filed by the Company on February 4, 2005).

Exhibit 99.4 Warrant issued January 31, 2005 by the Company (incorporated by reference to Exhibit 4.07 to the Current Report on Form 8-K filed by the Company on February 4, 2005).

Exhibit 99.5 Subordinated Note and Warrant Purchase Agreement, dated as of January 31, 2005, by and among the Company, Crestview Master and the other purchasers identified therein (incorporated by reference to Exhibit 10.39 to the Current Report on Form 8-K filed by the Company on February 4, 2005).

Exhibit 99.6      Series C Subscription Agreement, dated as of January 31,
                  2005, by and among the Company, Crestview Master and the other investors identified therein (incorporated by reference to Exhibit 10.36 to the Current Report on Form 8-K filed by the Company on February 4, 2005).

Exhibit 99.7 Amendment, Consent and Waiver, executed as of August 2, 2005, by Crestview Master (filed herewith).

Exhibit 99.8 Intercreditor and Subordination Agreement by and among the Company, the subsidiaries of the Company listed therein, the Senior Lenders identified therein, Crestview Master and the other Subordinated Noteholders identified therein, and Fortress Credit Corp. as Collateral Agent, dated as of August 2, 2005 (incorporated by reference to Exhibit 10.77 to the Current Report on Form 8-K/A filed by the Company on August 16, 2005).

Exhibit 99.9 Halo Technology Holdings Series C Preferred Stockholders' Consent Agreement, effective as of May 15, 2006 (incorporated by reference to Exhibit 10.122 to the Current Report on Form 8-K filed by the Company on May 19, 2006).

Exhibit 99.10 Intercreditor and Subordination Agreement by and among the Company, the subsidiaries of the Company listed therein, the Senior Lenders identified therein, and Crestview Master and the other Subordinated Noteholders identified therein, dated as of October 12, 2006 (incorporated by reference to Exhibit 10.136 to the Current Report on Form 8-K filed by the Company on October 13, 2006).

Exhibit 99.11 Letter Agreement, entered into as of October 12, 2006, by Crestview Master and the other parties identified therein (incorporated by reference to Exhibit 10.137 to the Current Report on Form 8-K filed by the Company on October 13, 2006).

Exhibit 99.12 Consent Agreement, entered into as of October 12, 2006, by Crestview Master and the other Subordinated Noteholders identified therein (incorporated by reference to Exhibit
                  10.138 to the Current Report on Form 8-K filed by the Company on October 13, 2006).